Exhibit 99.5

English translation from the official, original and binding version in Hebrew

Secured Debenture

(Encumbrance on All Assets)

Issued on August 7, 2014

By: Orbotech Ltd., Public Company No. 52-003521-3, whose address is: 7 Sanhedrin Boulevard, North Industrial Zone, Post Office Box 215, Yavne 8110101 (hereinafter: the “Pledgor” or the “Company”)

In favor of: JPMorgan Chase Bank, N.A., Foreign Company No. 56-002006-7 (as a trustee for the “Secured Parties”, as this term is defined below), whose address is: 500 Stanton Christiana Road OPS 2 3rd Floor, Newark, Delaware 19713, USA (hereinafter: the “Pledgee”)

And attesting to the following:

1.	The Secured Amounts

1.1	This Debenture was issued in order to secure the complete and precise payment of all of the “Obligations”, as this term is defined in the Credit Agreement dated August 7, 2014, as it will be amended and will be in force from time to time (in this Debenture: the “Credit Agreement”) between Orbotech, Inc. (hereinafter: the “Borrower”) and the Pledgor, on one hand, and the Pledgee and the entities that are registered in the register agreed upon by the Borrower and the Pledgee, as set forth in the Credit Agreement, or that will become party to the Credit Agreement in accordance with the procedure set forth in the Credit Agreement, but not including entities as set forth above that have ceased to be party to the Credit Agreement in accordance with that which has been set forth therein (in this Debenture: the “Lenders”) (the above undertakings and any part thereof will hereinafter be referred to as: the “Secured Amounts”; and the “Secured Parties”, as this term is defined in the Credit Agreement, as they will be from time to time, will be referred to, in this Debenture, as: the “Secured Parties”).

1.2	Any amount of the Secured Amounts which will not be paid to the Pledgee as set forth above will bear interest according to the terms as set forth in the Credit Agreement.

2.	Early repayment

The Pledgor and/or the Borrower will be entitled to repay the Secured Amounts or any part thereof at any time in accordance with and subject to the provisions of the Credit Agreement or in other cases provided that the Pledgee agrees thereto in advance and in writing and subject to the terms that the Pledgee will determine. It is hereby agreed that Section 13B of the Pledge Law, 5727-1967 (hereinafter: the “Pledge Law”), will not apply to the redemption of the encumbrance created hereby and that the arrangement pursuant to the Credit Agreement as set forth above in this section will apply in its stead.

3.	The Collateral

As surety for the complete and precise payment of the Secured Amounts, the Company hereby encumbers, in favor of the Pledgee, for the benefit of the Secured Parties:

3.1	By way of a first-degree fixed charge – the Company’s goodwill.

3.2	By way of a first-degree floating charge – its plant, its business and all of the assets and rights, of any type and kind whatsoever, that the Company has at this time and/or will have in the future at any time whatsoever, including equipment, machines, inventory, receivables, and all of the Pledgor’s rights vis-à-vis third parties, including lessees, and including all of the rights that are and/or will be derived from losses, concessions, exemptions, discounts, credits, grants and refunds that are available to them today and/or will be available to them in the future, with the exception of the “Excluded Assets”, as this term is defined in the Credit Agreement, including the assets set forth below:

(a) Any fee-owned real property, the value of which is less than $5,000,000, and all leasehold interests; (b) tort claims with a value of less than $5,000,000; (c) any lease, license or other agreement or property that is subject to a purchase money security interest (hereinafter: “PMSI”) or a similar arrangement, insofar as the granting of a security interest with respect thereto will violate or will cause the cancellation of that lease, license or agreement or PMSI or a similar arrangement or will give rise to a right of termination in favor of any of the other parties thereto (other than in favor of the Company or in favor of a wholly-owned subsidiary of the Company), but not including proceeds and receivables thereof; (d) assets with respect to which the Pledgee and the Borrower have agreed, pursuant to the Credit Agreement, that the cost of creating the security interest with respect thereto exceeds the benefit to be derived therefrom for the Lenders; (e) intellectual property (including know-how) that was developed with funding from the Office of the Chief Scientist of the Israeli Ministry of Economy, unless the Pledgee has provided to the Office of the Chief Scientist any undertaking required by the Office of the Chief Scientist in that context; (f) shares, rights in a partnership or other rights in a dormant subsidiary as long as such subsidiary does not engage in any material operations or own any material assets; (g) shares in the following companies: (1) Orbograph Ltd., (2) Orbot Systems Ltd.,

(3) Orbotech Medical Solutions Ltd., (4) Frontline P.C.B. Solutions (1998) Ltd., (5) Orbotech Technology Ventures Ltd., (6) Pixcell Medical Technologies Ltd., and (7) Negevtech Ltd.; (h) rights in the following limited partnerships: (1) Frontline P.C.B. Solutions Limited Partnership, and (2) Orbotech Technology Ventures Limited Partnerships; (i) shares, rights in a partnership or other rights in an entity insofar as and as long as the encumbrance of shares or rights as set forth above is prohibited according to the incorporation documents of the entity in question or pursuant to law and as long as such prohibition applies; (j) shares, rights in a partnership or other rights in an entity that is not a subsidiary of the Company or is not a wholly-owned subsidiary of the Company, insofar as and as long as the encumbrance of shares or rights as set forth above: (1) is prohibited according to the incorporation documents of the entity in question or according to an agreement between the shareholders or a similar agreement between the holders of rights in an entity as set forth, or (2) at the discretion, in good faith, of the Board of Directors of the Company or the entity in question, will require the approval of the shareholders for the encumbrance in question, and as long as a prohibition or limitation as set forth above applies; and (k) shares in the Company held by the Company as treasury (“dormant”) shares.

(All of the above and any part thereof will hereinafter be referred to as: the “Collateral”.)

4.	Declarations by the Company with Respect to the Collateral

The Company hereby declares that:

4.1	With the exception of the actions and transfers permitted according to the Credit Agreement, the Collateral is and will be, at any time, owned exclusively by it.

4.2	With the exception of the “Permitted Encumbrances” (as this term is defined in the Credit Agreement), other encumbrances that are permitted according to the Credit Agreement and encumbrances in favor of the Pledgee, the Collateral is not pledged, encumbered, assigned, attached or subject to any third-party right whatsoever; no undertaking whatsoever to create a pledge or an assignment, or to grant any other rights, has been given in connection with the Collateral to any third party as set forth above; and there is no limitation or condition that applies under any law or agreement whatsoever to the transfer of ownership, the pledging or the encumbrance thereof

5.	General Declarations by the Company

The Company hereby declares that:

5.1	Its signature on this Debenture and the fulfillment of the undertakings included herein do not run counter to or contradict the Company’s incorporation documents or a judgment, an order, guidelines or instructions issued by a court, a quasi-judiciary entity or any certified administrative authority whatsoever, and that all of the agreements, qualifications and certificates that are required for the Pledgor from any third party for the purpose of creating this pledge by the Pledgor in favor of the Pledgee have been received.

5.2	The Pledgor has not adopted any resolution regarding the dissolution of the Pledgor; no receiver (whether temporary or permanent) has been appointed for the Pledgor or for any of its assets; no petition for dissolution and/or the appointment of a temporary and/or permanent receiver and/or an order for a stay of proceedings has been filed against the Pledgor; and no proposals for a settlement and/or an arrangement between the Pledgor and its creditors and/or its members and/or any thereof have been made. Without derogating from the foregoing, the Pledgor undertakes that it has not taken any action toward declaration of bankruptcy and/or dissolution and that it has not received any notice in writing with regard to the intention to file a petition for dissolution and/or the appointment of a temporary or permanent receiver and/or an order for a stay of proceedings and/or any other similar proceedings whatsoever.

6.	Undertakings by the Company with Respect to the Collateral

The Company hereby undertakes:

6.1	To safeguard, to maintain and, in a general manner, to treat the Collateral in accordance with and subject to the provisions of the Credit Agreement.

6.2	To enable the Pledgee to examine the state of the Collateral in accordance with and subject to the provisions of the Credit Agreement.

6.3	To keep the Collateral insured at all times in accordance with the Credit Agreement.

6.4	To have the insurance policies relating to the Collateral contain the endorsements required under the Credit Agreement.

6.5	To sign, promptly upon the first demand by the Pledgee, any document that according to any law or in the opinion of the Pledgee or according to the terms of any insurance of the Collateral or any part thereof, will be required or advantageous for the fulfillment of all or part of the Company’s undertakings with regard to the insurance of the Collateral in accordance with the Credit Agreement.

6.6	To inform the Pledgee immediately of any event involving the seizure, mobilization, expropriation or confiscation of the Collateral or any substantive part thereof.

6.7	Notwithstanding the foregoing, so long as none of the “Events of Default”, as this term is defined in the Credit Agreement, which entitle the Pledgee, in accordance with the Credit Agreement, to declare the Secured Amounts or any part thereof immediately due and payable (hereinafter: “Events of Default” or “Event of Default”), shall have occurred and be continuing, all insurance payments, proceeds and awards arising from condemnation of any Collateral received by the Pledgee in connection with any loss, damage or destruction of any Collateral shall be transferred to the Pledgor.

7.	Power of Attorney

7.1	Should the Company not comply with its undertakings with regard to insurance as set forth in the Credit Agreement, then the Company hereby irrevocably empowers the Pledgee to do so on its behalf. However, the granting of the power of attorney as set forth above does not exempt the Company from fulfilling its undertakings as set forth and does not require the Pledgee to use the power of attorney as set forth above, in whole or in part.

7.2	In addition to the power of attorney given to the Pledgee as set forth in Section 7.1, the Company hereby irrevocably empowers the Pledgee, upon the occurrence and throughout the continuation an Event of Default, to perform, on behalf of the Company, in its stead and at its expense, any of the following operations: to file any action against the insurance companies in connection with the insurance of the Collateral and to come to an arrangement with them, as the Pledgee sees fit, with respect to the claims against the insurance, including arrangements by way of a settlement or by way of a waiver of the Company’s rights, in whole or in part, to sign an arbitration agreement and to collect the amounts of the insurance; all this, whether the insurance has been or will be taken out by the Company or in its name, or has been or will be taken out by the Pledgee.

The Company hereby agrees that, under the circumstances stated above, it will not be entitled to perform any of the operations set forth in this paragraph unless the Pledgee will have consented thereto, in advance and in writing.

7.3

The Company hereby exempts the Pledgee in advance from any liability in any case in which the Pledgee does not make use of any of its powers according to the powers of attorney as set forth above and especially, but without derogating from the generality of the exemption set forth above, in any case in which the Pledgee does not arrange for any insurance as set forth above, or does not arrange for it at the proper time or in the proper manner; and in any case in which, as a result of a defect in the form of the insurance or due to the low amount of any insurance or due to the absence of a demand or for any other reason whatsoever, the insurance companies do not pay for any damage or loss.

The Company hereby waives in advance any argument and/or contention against the Pledgee with respect to and/or in connection with any claim, negotiations or arrangements that will be made by the Pledgee as set forth above; all this, whether the insurance has been or will be taken out by the Company or in its name, or has been or will be taken out by the Pledgee.

7.4	The Company undertakes to refund to the Pledgee, immediately upon the first demand by the Pledgee, any amount that was paid by the Pledgee by virtue of the powers of attorney as set forth above, without derogating from the Pledgee’s right pursuant to Sections 10 and 11.

8.	General Undertakings by the Company

8.1	Books of Account

The Company undertakes to keep books of account and to enable the Pledgee to inspect them in accordance with and subject to the provisions of the Credit Agreement.

8.2	Provision of reports

The Company undertakes to provide the Pledgee with a copy of any notice, report or any other document that it is required to file with the Registrar of Companies, simultaneously with the submission thereof to the Registrar of Companies.

9.	Independence of the Encumbrances

The encumbrances hereby generated in favor of the Pledgee will be independent of all of the other collateral or sureties that the Pledgee has received or will receive from the Company or on its behalf, will not affect them and will not be affected by them, and will constitute a permanent guarantee that will remain in effect until their cancellation or release as set forth in Section 19 below.

10.	Right of Lien

10.1	The Pledgee will have a right of lien on all of the funds – whether in Israeli currency or in foreign currency – that are or will be due to the Company from the Pledgee in any account/deposit of the Company at the Pledgee and/or in any manner or for any cause whatsoever, and on all of the bills, securities, bills of lading, documents, chattels and other assets, of any type and kind whatsoever, that the Company has delivered or will deliver to the Pledgee, or that any third party whatsoever has delivered or will deliver to the Pledgee on their behalf for collection, as surety or for safekeeping, and on the consideration with respect thereto, including rights in connection with all of the above (hereinafter: the “Amounts Due to Clients from the Pledgee”); and the Pledgee will be entitled, at any time and without having to inform the Borrower and/or the Company in advance, to withhold them until all of the amounts, whether in Israeli currency or in foreign currency, that are or will be due to it from the Company in any account or in any manner or for any cause whatsoever (hereinafter: the “Amounts Due”), have been paid.

10.2	In addition to the foregoing, in any case in which an attachment will be imposed on any of the Company’s assets that are in the possession of the Pledgee or on any amount whatsoever that is due to the Company from the Pledgee, the Pledgee will have a right of lien regarding the asset or the amount as set forth, as is relevant, until the removal of the attachment as set forth.

11.	Right of Offset

11.1	The Pledgee will be entitled (but not obligated), upon the occurrence and throughout the duration of one of the Events of Default, without having to notify the Company to that effect in advance to:

11.1.1	Offset any of the Amounts Due whose date of payment has arrived (including as a result of a call for the immediate repayment of the Secured Amounts) against amounts due to the Company from the Pledgee in any account/deposit of the Company at the Pledgee and/or in any manner or for any cause whatsoever, and in any currency whatsoever (even before the date of payment of the amounts due to the Company from the Pledgee as set forth above, against which the offset is to be made).

11.1.2	Purchase any amount of foreign currency that will be required for the purpose of payment of any of the Amounts Due, or to sell any foreign currency that will be held by the Pledgee in favor of the Company, and to use the proceeds of the sale for the purpose of payment of any of the Amounts Due or, as is relevant, for the purpose of purchase of other foreign currency that will be required for the purpose of payment of the Amounts Due.

11.1.3	Debit any account and any deposit of the Company at the Pledgee, whether or not it is mentioned in this document, with any amount of the Amounts Due, and if the Amounts Due or part thereof are with respect to credit in foreign currency, to debit any such account and deposit of the Company that is maintained in the currency of the credit, or any account of the Company that is maintained in Israeli currency or in another foreign currency, with the equivalent thereof (in Israeli currency or in the other foreign currency) according to the Rate of Exchange Customary at the Pledgee on the date when the account is debited as set forth above.

11.2	The Pledgee will be entitled to perform an offset as set forth with no advance notice; however, in the following cases, the Pledgee will be entitled to perform the offset subject to advance notice to the Company:

11.2.1	In any case of offset against amounts whose date of payment has not yet arrived.

11.2.2	In any case of offset against a deposit that, were it not for the offset, would be extended or renewed automatically, so that certain rights or benefits would accrue to the Company. Notwithstanding the foregoing, if the delay in the performance of the offset is liable to exacerbate the Pledgee’s situation or to prejudice any of its rights, the offset will be performed immediately.

11.2.3	In addition, if notice was sent and if an attachment, a notice of receivership for the Company’s assets, or a similar event arrives during the period set forth in the notice, the offset will be performed immediately.

11.3	Any purchase or sale (if any) as set forth in paragraph 11.1.2 will be made according to the Rate of Exchange Customary at the Pledgee from amounts in Israeli currency or from amounts in foreign currency, as is relevant, that will be held by the Pledgee in favor of the Company or that will be received from the realization of any sureties that have been or will be given to the Pledgee by the Company or on its behalf.

11.4	Any debit as set forth in paragraph 11.1.3, and any debit as set forth below (if any), will be made either to an existing account or deposit or to an account or deposit to be opened for that purpose by the Pledgee in the name of the Company, whether the account or deposit to be debited has a credit balance or a debit balance or will have a debit balance as a result of being debited as set forth above; and the debit balance (if any) in the account or deposit to be debited as set forth above will bear Interest at the Maximum Rate.

However, should the balance of any account become a debit balance or should the debit balance in the account as set forth increase as a result of any debit with respect to foreign currency as set forth above or below, then if the account as set forth is maintained in Israeli currency, the Pledgee will be entitled, at any time, to credit the account as set forth and, in exchange, to debit any account or deposit of the Company in the relevant foreign currency according to the Rate of Exchange Customary at the Pledgee on the date when the account or deposit is debited in foreign currency as set forth above; and if the account as set forth is maintained in foreign currency, the Pledgee will be entitled, at any time, to credit the account as set forth and, in exchange, to debit any account or deposit of the Company in Israeli currency according to the Rate of Exchange Customary at the Pledgee on the date on which the account is debited as set forth above.

11.5	The Company hereby declares that it is aware that in cases in which the Pledgee makes use of the rights of offset as set forth above before the date of payment of any amount whatsoever in the Company’s deposits at the Pledgee, changes that are disadvantageous to the Company are liable to take place in the context of its rights with respect to or in connection with the amount as set forth (such as in the matter of interest rates, linkage differentials, rate of exchange differentials, rights to grants or loans, exemption from or discount on income tax and withholding tax); and in addition, the Pledgee will be entitled to deduct commissions, expenses and other charges that it customarily collects, as provided by law, at the time of early withdrawal of deposits by the Company from the amounts of the deposits.

12.	Causes for a Call for Immediate Repayment

The Pledgee will be entitled, at its discretion, upon the occurrence and throughout the duration of one of the Events of Default, to call in the Secured Amounts or any part thereof for immediate repayment and to demand their immediate discharge together with linkage differentials, accrued interest, Interest at the Maximum Rate, expenses, other accrued commissions and charges, plus early repayment commission, all as set forth in the Credit Agreement.

13.	Proceedings and Realization

13.1

In any case in which the Pledgee has called in the Secured Amounts for immediate repayment due to an Event of Default as set forth in Section 12, the Pledgee will be entitled to use all of the means, as it sees fit, for the collection of the Secured

Amounts from the Company, and to initiate any proceeding that will be necessary, in the opinion of the Pledgee, in order to safeguard its rights according to this Debenture and furthermore, without derogating from the generality of its rights, to realize the Collateral, whether through the appointment of a receiver or a manager or in any other way as it sees fit.

The Pledgee declares that it is aware that part of the Collateral was developed with funding from of the State of Israel through the Office of the Chief Scientist of the Ministry of Economy in accordance with and subject to the provisions of the Encouragement of Research and Development in Industry Law, 5744-1984 (hereinafter: the “R&D Law”). It is therefore hereby agreed and declared that the realization of the Collateral or any part thereof, which will be subject, on the date of realization, to the provisions of the R&D Law will be carried out exclusively in accordance with and subject to the provisions of the R&D Law. It is hereby clarified that this agreement will apply only to the Collateral or that part thereof that is subject to the provisions of the R&D Law.

The Company hereby consents that, subject to the provisions set forth above with regard to Collateral that is subject to the provisions of the R&D Law, the receiver and/or the manager to be appointed as set forth above will be considered as an attorney-in-fact of the Company and will have all of the powers that are given to the Company and, inter alia, the powers set forth below, subject to any law:

13.1.1	To receive the Collateral or any part thereof into his possession, to take possession thereof and to remove any person and/or object present therein on behalf of the Company.

13.1.2	To manage the Company’s affairs as he sees fit.

13.1.3	To sell or to agree to the sale of the Collateral, in whole or in part, or to transfer it in any other manner, according to whatever conditions as he sees fit, and to use the proceeds thereof to cover all of the Secured Amounts.

13.1.4	To realize, to collect, and to take whatever action is necessary vis-à-vis the various authorities in order to realize the Company’s tax rights with respect to the Collateral, including the receipt of any exemption and/or discount and/or concession whatsoever and/or the right to offset losses of any type and kind whatsoever.

13.1.5	To perform any other action for the purposes of realizing the Collateral, subject to any law.

13.2	All of the amounts to be collected by the Pledgee for the realization of the Collateral and all of the amounts to be paid to the Pledgee as set forth in Section 7.2 will be used for the purposes set forth below, in the order stated or in any other order, as the Pledgee will choose:

13.2.1	First, for the discharge of the reasonable expenses caused as a result of the realization of the Collateral, including the appointment and the fees of the recipient of the property, the receiver or the manager, as will be determined by a court of law or by the Execution Office, and any reasonable expense caused as a result of the initiation of any proceedings by the Pledgee for the purpose of safeguarding its rights according to this Debenture as set forth in Section 16.

13.2.2	Second, for the discharge of the “Obligations” pursuant to the Credit Agreement (whereby the amounts in question will be divided between the Secured Parties proportionally to their share of the Obligations on the date of the division).

13.2.3	Third, to the Pledgor or whoever will act in the Pledgor’s stead or on its behalf or as a competent court will order.

14.	Interest in Legal Actions

Should an action be filed by the Pledgee against the Company for the payment of any amount that is or will be due from the Company to the Pledgee on account of the Secured Amounts, the amount as set forth will bear Interest at the Maximum Rate and the Company hereby agrees that the judiciary authority will charge it with the payment of interest as set forth above.

15.	Splitting Actions

The Pledgee will be entitled to split its actions for the repayment of the amounts that are or will be due to it on account of the Secured Amounts, whether they result from several causes or from a single cause, and to claim the repayment of the amounts as set forth in parts in such a way that each part will represent a separate cause of action for the Pledgee and will be independent of any other part.

16.	Expenses

All of the expenses involved in the registration of this Debenture in the relevant registers, including with the Registrar of Companies, and in the realization or cancellation of this Debenture, in whole or in part, or in any action to be filed by the Pledgee with respect to amounts that are or will be due to the Pledgee from the Borrower and/or the Company on account of the Secured Amounts, expenses with respect to actions that the Pledgee will take within the framework of its powers pursuant to this Debenture and expenses with respect to proceedings that will be initiated by the Pledgee for the purpose of safeguarding its rights pursuant to this Debenture, including the legal fees of the Pledgee’s attorney, will be borne by the Company, whereby all this will not derogate from the inclusion of the amounts as set forth in the Secured Amounts as this term is defined below; the amount of the legal fees to apply will be as determined in a judgment or a decision by a court or a quasi-judiciary entity, and in the absence of such a judgment or decision – as will be agreed by and between the Pledgee and the Company, and in the absence of an agreement – in a reasonable amount for legal fees under the circumstances of the matter as set forth. Without derogating from the Pledgee’s right pursuant to Section 11, the Company hereby undertakes to pay the Pledgee, immediately upon its first demand, any expense as set forth above, plus interest as agreed in the Credit Agreement, with respect to the period starting on the date on which the expense was paid out by the Pledgee and up to the actual payment thereof. The Pledgee will be entitled to debit any account of the Company at the Pledgee with respect to any payment that is due to it pursuant to this section, whether the account as set forth has a credit or a debit balance on the date of the debit or will have a debit balance as a result of being debited as set forth above. The encumbrance created by the Company according to this Debenture will also serve to secure all of the amounts as set forth above.

17.	Accrual of interest

Any interest mentioned in this Debenture and that is due from the Company to the Pledgee will also bear interest in accordance with that set forth in the Credit Agreement.

18.	Records of the Pledgee

18.1	All of the Records in the Pledgee’s Books will be deemed accurate and will constitute prima facie proof of anything stated therein and of the details thereof. A copy of the Records as set forth, or of any passage from the Records as set forth, or of the last page of the Records as set forth, which is certified by the Pledgee, on the copy of the Records or the passage or the page as set forth or in a separate document, will constitute prima facie proof of the existence of the Records as set forth and the accuracy of all of the details that appear in the copies as set forth.

18.2	The Company will examine every statement, every notice and every letter that will be delivered or sent to it by the Pledgee, and will make its best efforts to submit its comments in writing with regard thereto, if any, to the Pledgee, within 60 (sixty) days of the date of delivery or dispatch thereof by the Pledgee.

19.	Termination and Release

19.1	This Debenture and the encumbrances pursuant hereto will be canceled and released when all “Loan Document Obligations”, as this term is defined in the Credit Agreement have been paid in full (except contingent indemnification and expense reimbursement obligations and tax gross-up or protection of yield return obligations which, in each case, survive the termination of the “Loan Documents”, as this term is defined in the Credit Agreement, and in respect of which no claim has been made) or upon the occurrence of any other event for the release and cancellation of the encumbrance pursuant to the provisions of the Credit Agreement.

19.2	Upon the cancellation or release as set forth in this Section 19, the Pledgee will sign and will transfer to the Pledgor, at the Pledgor’s expense, any document that the Pledgor will reasonably request in order to register and validate the cancellation of this Debenture and the release of the encumbrances pursuant hereto.

20.	Waivers

A waiver by the Pledgee to the Company with respect to any breach of or failure to comply with any condition of one or more of their undertakings vis-à-vis the Pledgee, whether that undertaking is included in this Debenture or is or will be included in any other document that has been and/or will be signed by the Company, will not be deemed to constitute justification or a pretext for an additional breach of or additional failure to comply with any condition or undertaking as set forth above; and the Pledgee’s refrainment from the exercise of any right given to it pursuant to this Debenture or according to any other document or under any law in one case will not be interpreted as a waiver of that right in another case. No waiver by the Pledgee and no settlement or other arrangement with it will be binding upon it unless made in writing.

21.	Relationship to Other Documents

That set forth in this Debenture will not detract and/or derogate from the provisions of the Credit Agreement and/or from the undertakings by the Company vis-à-vis the Pledgee according to documents of any kind whatsoever that the Company has signed and/or will sign vis-à-vis the Pledgee, or from the Pledgee’s rights pursuant to such documents, including the Credit Agreement. However, in any case in which the documents as set forth above and/or this Debenture contradict the Credit Agreement, the provisions of the Credit Agreement will prevail.

It is hereby agreed that the provisions of Section 12 of the Pledge Law do not derogate from the Pledgor’s undertakings vis-à-vis the Pledgee or from any other undertaking that the Pledgor has signed, including pursuant to a Guarantee Agreement dated August 7, 2014 between the Borrower, the Pledgor, subsidiaries of the Pledgor listed therein and the Pledgee.

22.	Address and Notices

The address of the Company and the address of the Pledgee for the purpose of sending postal mail, including service of process, are the addresses that appear above in the opening passage of this Debenture or any other address in Israel regarding which the Company or the Pledgee, as relevant, will notify the other party in writing, to be delivered personally, or by registered postal mail or by facsimile to the address as set forth.

Any document sent as set forth above will be deemed to have been received immediately by the addressee in the case of personal delivery, or within 3 (three) business days from the date of dispatch by registered postal mail, and if sent by facsimile – on the first business day following the date of transmission thereof. Confirmation in writing by the sender of any dispatch or delivery, the date thereof and the manner of sending thereof will constitute prima facie proof vis-à-vis the other party with regard to the dispatch, the delivery and the date set forth therein.

23.	Applicable Law

This Debenture and the interpretation hereof shall be governed by the laws of the State of Israel.

24.	Jurisdiction

The Pledgor and the Pledgee hereby designate the city of Tel Aviv as the sole and exclusive place of jurisdiction for the purposes of this Debenture.

25.	Definitions

In this Debenture, each of the following terms will be interpreted as set forth beside it, unless another interpretation was given thereto in the relevant section:

25.1	“Interest at the Maximum Rate” – Arrears interest as set forth in the Credit Agreement.

25.2	The “Rate of Exchange Customary at the Pledgee” – The “Bank Rate” as this term is defined below, as the Pledgee will determine from time to time, taking into account the type and amount of the purchase or sale of the relevant foreign currency.

Any sale or purchase as set forth above will be subject to an exchange commission and any tax, impost, compulsory payments or other similar payments.

The “Bank Rate” – With regard to any sale of foreign currency by the Company or any crediting of the Company’s account with Israeli currency in exchange for foreign currency, this will mean the rate for transfers and checks, or for banknotes, as is relevant, that will be determined by the bank in which the Company conducts the majority of its banking activity in Israel, on the relevant date, as the Bank Rate, according to which the bank in question will buy the relevant foreign currency from its clients in exchange for Israeli currency.

With regard to any purchase of foreign currency by the Company or any debiting of the Company’s account with Israeli currency in exchange for foreign currency, this will mean the rate for transfers and checks, or for banknotes, as is relevant, that will be determined by the bank in which the Company conducts the majority of its banking activity in Israel, on the relevant date, as the Bank Rate, according to which the bank in question will sell the relevant foreign currency to its clients in exchange for Israeli currency.

25.3	The term the “Pledgee’s Books” will be interpreted as also including any book, ledger, statement or deposit, copy of a statement, loan contract, document of undertaking, bill signed by the Company, card file, worksheet, tape, any data storage medium for the purposes of electronic computers and any other data storage medium that were made in the ordinary course of the Pledgee’s business.

25.4	The term “Records” will be interpreted as also including any record or copy of a record, whether recorded or copied by hand or through the use of a typewriter or by way of printing, duplication, photocopying (including microfilm or microfiche) or by means of any mechanical, manual, magnetic, optical, electrical or electronic instrument or means of recording by electronic computers or on any other medium for the recording or display of words or digits or any other characters that are customary at banks.

25.5	The “Pledgee” – Any of its branches or offices, whether in Israel or outside Israel, are also implicitly included, as is anyone on the Pledgee’s behalf or in its stead and any transferee of the Pledgee pursuant to the Credit Agreement.

All of the terms not expressly defined in this Debenture will have the meaning given to them in the Credit Agreement.

26.	Headings

The section headings of this Debenture are for the purpose of convenience only and will not be taken into account in the interpretation of the terms of this Debenture.

27.	Transfer of rights

The Pledgee and anyone in its stead will be entitled, at any time, to transfer their rights according to this Debenture or any part thereof to another or others, in accordance with and subject to the provisions of the Credit Agreement, if any, regarding the transfer of the Pledgee’s rights pursuant to the Credit Agreement.

28.	Secured Parties

Each of the Secured Parties, whether or not it is party to the Credit Agreement, which is a beneficiary of this Debenture and/or of the encumbrances pursuant hereto, will be deemed and considered to have agreed to and confirmed the appointment of the Pledgee as set forth in the Credit Agreement and pursuant to that which has been set forth therein, including, and without derogating from the general nature of that which has been set forth above, in accordance with and as set forth in Section VIII of the Credit Agreement.

In witness whereof the Company has affixed its signature on the date set forth above by means of the persons empowered in its name:

/s/ Doron Abramovitch

Orbotech Ltd.

Confirmation by an attorney

I the undersigned, Adv. David Cohen, do hereby confirm that the competent organs of Orbotech Ltd. (hereinafter: the “Pledgor”) have approved the entering into this Debenture by the Pledgor. In addition, Mr. Doron Abramovitch signed this Debenture on August 7, 2014 in the name of the Pledgor, and his signature is binding upon the Pledgor for this matter.

7.8.2014	/s/ David Cohen
Date	Adv. David Cohen

— ACKNOWLEDGMENT TO FLOATING CHARGE DEBENTURE —

Agreed and accepted:

JPMORGAN CHASE BANK, N.A., as
Administrative Agent

By	/s/ Richard Johansson
	Name:	Richard Johansson
	Title:	Vice President